ARRIVED HOLDINGS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2023 and 2022

ARRIVED HOLDINGS, INC.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2023 and 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Directors
Arrived Holdings, Inc. and Subsidiaries
Seattle, Washington

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Arrived Holdings, Inc. (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive loss, changes in stockholders' equity, and cash flows for the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Stephano Slack LLC

Stephano Slack LLC

We have served as the Company's auditor since 2024.

November 25, 2024

WAYNE OFFICE
125 STRAFFORD AVE | SUITE 200
WAYNE, PA 19087
610.687.1600 610.687.0016

HADDONFIELD, NJ
MARLTON, NJ
WILMINGTON, DE

ARRIVED HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2022

		2023		2022
ASSETS				
Current assets:				
Cash and cash equivalents	$	14,062,584	$	17,469,304
Account receivables		38,159		17,892
Due from related party		8,045,908		111,955
Prepaid expenses		44,185		24,428
Total current assets		22,190,837		17,623,578
Due from related parties		820,365		246,742
Other assets		242,542		242,542
Notes receivable - related parties		4,329,620		3,903,421
Investment in related party		5,599		1,275
Property and equipment, net		3,490,761		7,811,634
Deposits		191,701		238,510
Total assets	**$**	**31,271,425**	**$**	**30,067,702**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accrued expenses	$	728,352	$	644,727
Accounts payable		74,978		23,333
Credit card payable		313,939		55,994
Total Current liabilities		1,117,269		724,054
Tenant deposits		8,830		11,124
Mortgage payable, net		1,038,295		1,005,270
Note payable, net		11,144,000		-
Note payable, domain		137,098		169,695
Total Liabilities		13,445,492		1,910,143
Stockholders' equity				
Preferred stock, $.00001 par value; 3,698,325 preferred shares authorized; 1,272,972 Series Seed preferred shares authorized, issued and outstanding as of December 31, 2023 and 2022 (original issue price per share of $6.2845)		13		13
Preferred stock, $.00001 par value; 3,698,325 preferred shares authorized; 90,998 Series Seed-1 preferred shares authorized, issued and outstanding as of December 31, 2023 and 2022 (original issue price per share of $1.1463)		1		1

	2023	2022
Preferred stock, $.00001 par value; 3,698,325 preferred shares authorized; 192,917 Series Seed-2 preferred shares authorized, issued and outstanding as of December 31, 2023 and 2022 (original issue price per share of $1.5291)	2	2
Preferred stock, $.00001 par value; 3,698,325 preferred shares authorized; 415,663 Series Seed-3 preferred shares authorized, issued and outstanding as of December 31, 2023 and 2022 (original issue price per share of $2.2927)	4	4
Preferred stock, $.00001 par value; 3,698,325 preferred shares authorized; 34,097 Series Seed-4 preferred shares authorized, issued and outstanding as of December 31, 2023 and 2022 (original issue price per share of $4.2993)	-	-
Preferred stock, $.00001 par value; 3,698,325 preferred shares authorized; 1,688,687 and none Series A preferred shares authorized, issued and outstanding as of December 31, 2023 and 2022 (original issue price per share of $14.8044)	17	17
Common Stock, $.00001 par value; 8,900,000 common stock authorized; 4,023,274 and 3,880,851 issued and outstanding at December 31, 2023 and 2022	40	40
Additional paid in capital	35,127,308	34,989,746
Accumulated deficit	(17,301,452)	(6,832,264)
Total stockholders' equity	17,825,933	28,157,559
Total liabilities and stockholders' equity	**$ 31,271,425**	**$ 30,067,702**

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Revenue		
Revenue	$ 6,346,635	$ 6,390,045
Revenue - rental income	92,009	40,660
Total revenue	6,438,644	6,430,705
Cost of revenue	541,102	262,133
Gross profit	5,897,541	6,168,572
Operating expenses		
General and administrative expenses	2,180,284	1,636,583
Marketing and advertising expenses	4,158,453	2,137,284
Payroll and related expenses	8,755,108	5,886,950
Operating and maintenance expenses	91,889	60,695
Credit loss expense	288,370	-
Depreciation	48,475	28,138
Insurance	212,371	89,122
Management fees	31,215	1,652
Property taxes	23,325	16,439
Other operating expenses	176,636	376,968
Total operating expenses	15,966,125	10,233,829
Operating loss	(10,068,584)	(4,065,258)
Other income (expense)		
Interest expense	(862,032)	(114,392)
Impairment loss on investment	(212,933)	(473,052)
Other income	400,258	281,982
Note receivable - interest income	274,104	35,801
Other expenses	-	(114,249)
Total other expense	(400,604)	(383,911)
Net loss	**$ (10,469,188)**	**$ (4,449,168)**

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2023 AND 2022

	Series Seed Preferred Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock		Series Seed-4 Preferred Stock		Series A Preferred Stock		Common stock		Additional paid in capital	Accumulated deficit	Total stockholders' equity
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount			
January 1, 2022	1,272,963	$ 13	90,998	$ 1	192,917	$ 2	415,663	$ 4	34,097	$ -	-	$ -	3,880,851	$ 39	$ 9,546,493	$ (2,383,095)	$ 7,163,455
Sale of Series A Preferred Stock	-	-	-	-	-	-	-	-	-	-	1,688,687	17	-	-	24,999,803	-	24,999,820
Issuance of common stock for purchase of intangible asset	-	-	-	-	-	-	-	-	-	-	-	-	13,509	-	38,906	-	38,906
Issuance of Common Stock for services	-	-	-	-	-	-	-	-	-	-	-	-	115,455	1	(1)	-	-
Sale of Common Stock	-	-	-	-	-	-	-	-	-	-	-	-	3,712	-	2,747	-	2,747
Share-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	401,798	-	401,798
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,449,168)	(4,449,168)
Balance, December 31, 2022	**1,272,963**	**$ 13**	**90,998**	**$ 1**	**192,917**	**$ 2**	**415,663**	**$ 4**	**34,097**	**$ -**	**1,688,687**	**$ 17**	**4,013,527**	**$ 40**	**$ 34,989,746**	**$ (6,832,264)**	**$ 28,157,559**
Exercise of options	-	-	-	-	-	-	-	-	-	-	-	-	9,747	$ -	$ 17,864	$ -	$ 17,864
Sale of Common Stock	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Share-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	119,700	-	119,700
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(10,469,188)	(10,469,189)
Balance, December 31, 2023	**1,272,963**	**$ 13**	**90,998**	**$ 1**	**192,917**	**$ 2**	**415,663**	**$ 4**	**34,097**	**$ -**	**1,688,687**	**$ 17**	**4,023,274**	**$ 40**	**$ 35,127,308**	**$ (17,301,452)**	**$ 17,825,933**

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2023 AND 2022

	2023	2022
Cash Flows from Operating Activities:		
Net loss	$ (10,469,188)	$ (4,449,168)
Adjustment to reconcile net loss to net cash used in operating activities:		
Share-based compensation	119,700	401,798
Depreciation	48,475	-
Amortization	33,025	-
Impairment loss on investment	212,933	473,052
Credit loss expense	288,370	-
(Increase) Decrease in assets		
Accounts receivable	(20,267)	(16,036)
Prepaid expenses	(19,757)	98,270
Increase (decrease) in liabilities		
Accounts payable	51,646	(30,074)
Credit card payable	257,944	(14,456)
Tenant Deposits	(2,294)	(24,112)
Accrued expenses	83,624	406,448
Due from related party	(3,029,555)	(166,759)
Net cash used in operating activities	(12,445,344)	(3,321,036)
Cash Flows from Investing Activities		
Purchases of properties	(1,205,624)	(2,548,603)
Investment in related parties	(505,628)	(324,650)
Purchase of intangible asset	-	(28,750)
Property deposits	46,809	(48,507)
Net cash used in investing activities	(1,664,442)	(2,950,510)
Cash Flows from Financing Activities		
Notes receiveable - related parties	(426,199)	(3,903,421)
Repayment of lines of credit	-	(1,051,410)
Proceeds from the sale of preferred stock	-	24,999,820
Proceeds from issuance of notes payable	11,144,000	-
Purchase of other assets	-	(5,191)
Note payable - domain	(32,597)	2,747
Proceeds from option exercises	17,864	-
Proceeds from contributed capital	-	-
Net cash provided by financing activities	10,703,067	20,042,545

		2023		2022
Net increase (decrease) in cash		(3,406,719)		13,770,999
Cash and cash equivalents - Beginning of Year		**17,469,304**		**3,698,304**
Cash and cash equivalents - End of Year		**14,062,584**	**$**	**17,469,304**
Cash paid for income taxes	$	-	$	-
Cash paid for interest expenses	$	862,032	$	114,392
Supplemental disclosure of non-cash investing and financing activities:				
Purchase Sale of Series A Preferred Stock	$	-	$	24,999,820
Conversion of Simple Agreement for Future Equity into preferred stock	$	-	$	2,747
Transfers of properties to related parties via an increase in due from related parties	$	6,000,360	$	7,380,238
Transfers of mortgage payables for acquisitions of properties to related parties	$	880,000	$	7,380,238
Issuance of mortgage payables for purchase of properties	$	887,474	$	-
Issuance of note payable for purchase of intangible asset	$	-	$	174,886
Issuance of common stock for purchase of intangible asset	$	-	$	38,906

The accompanying notes are an integral part of these consolidated financial statements.

ARRIVED HOLDINGS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Arrived Holdings, Inc. was incorporated on February 21, 2019, as a Delaware corporation. On July 18, 2022, the Company filed an amended and restated certificate of incorporation to the company's election to be a Delaware public benefit corporation. On August 22, 2023, Arrived Holding's Inc. filed an amended and restated certificate of incorporation to reverse the company's election to be a Delaware public benefit corporation. Arrived Holdings, Inc. provides certain management and advisory services to affiliated entities. Arrived Holdings, Inc. also operates a web-based investment platform, which is referred to as the Arrived platform, used by related parties for the offer and sale of interests in series under the various affiliated issuers managed by the company. Wholly Owned Subsidiaries: Arrived Holdings, Inc. owns and controls several wholly owned subsidiaries that operate in alignment with its core business functions, including:

Arrived Property Manager, LLC, a Delaware limited liability company formed on May 18, 2023, which provides property management services for investment properties, including single-family homes and vacation rentals acquired by affiliates of Arrived Holdings, Inc.

Arrived Fund Manager, LLC, a Delaware limited liability company formed on May 17, 2023, which serves as the Manager of Arrived SFR Genesis Fund, LLC, and Arrived Debt Fund, LLC, a related party. Arrived SFR Genesis Fund, originates, invests and manages a diversified portfolio of single family residential real estate properties.

Arrived Debt Fund, LLC is a Delaware limited liability company, formed on December 21, 2023, to invest in and manage a diversified portfolio of residential real estate loans as well as residential real estate debt securities (including RMBS, CDOs, and REIT senior unsecured debt) and other select residential real estate-related assets, where the underlying assets primarily consist of residential real estate properties. The Company did not start it's operations until May 16, 2024.

Arrived Short Term Notes, LLC, a Delaware limited liability company formed on October 19, 2023, is managed by Arrived Fund Manager, LLC. Arrived Short Term Notes, LLC did not commence operations until January 16, 2024. Arrived Short Term Notes, LLC is conducting a confidential private offering to accredited investors, offering multiple series of promissory notes with durations ranging from three to eighteen months, for an aggregate principal amount of up to fifty million dollars ($50,000,000). The Company intends to use the proceeds from the sale of the Notes to make secured loans to an arrived affiliate or an investment vehicle managed by the Manager or another Arrived Affiliate, to purchase secured loans, including senior secured and mortgage loans on single-family homes from Arrived Debt Fund, LLC or other parties, to finance real property acquisitions, to cover Arrived Short Term Notes, LLC costs and expenses, to pay interest and principal on issued notes, and to support other general corporate purposes.

Arrived Homes 4, LLC, a Delaware limited liability company formed on July 28, 2023, is managed by the Company. The Arrived Homes 4, LLC did not commence operations until April 3, 2024. Arrived Homes 4, LLC was formed to facilitate public investment in individual single-family rental homes, each held by a distinct property-owning subsidiary owned by a separate series of limited liability interests, or "Series," established by the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Principles of Consolidation

These consolidated financial statements include the accounts of Arrived Holdings, Inc and its wholly owned subsidiaries (collectively, the "Company"). All intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid instruments with maturities of three months or less at the time of purchase to be cash and cash equivalents.

Concentration of Credit Risk

Certain financial instruments potentially subject the Company to concentration of credit risk. These financial instruments consist primarily of cash. As of December 31, 2023, the Company did have deposits with a financial institution that exceed the Federal Depository Insurance coverage.

Fair Value of Financial Instruments

The Company measures the fair value of financial assets and liabilities based on the guidance of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures" ("ASC 820") which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

The carrying amounts of the Company's financial instruments, such as cash, accounts payable and other current liabilities approximate fair values due to the short-term nature of these instruments. The Company believes the carrying amount of its notes payable approximate fair value based on rates and other terms currently available to the Company for similar debt instruments.

Revenue

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers*, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company and its wholly owned subsidiaries expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Rental income

The Company's wholly-owned Series operate rental properties and recognizes rental revenue on a monthly basis as it is earned. Revenue from leasing arrangements falls outside the scope of FASB ASC 606 and is accounted for under the provisions of FASB ASC 842.

Interest Income

The Company generates interest income from loans made to entities under management.

Reimbursement of Expenses

The Company is reimbursed for out-of-pocket expenditures made on behalf of entities under management.

Commissions & Broker Rebate

When an entity under management buys or sells a property, the Company earns a broker rebate of between 2/3 of 2%-3% of the purchase sales price, which is recognized as revenue at the settlement date of the transaction.

Sourcing Fee

When an entity under management closes escrow on the sale of membership interest, the Company recognizes a sourcing fee, which is based on 3.5% of the total gross amount of capital raised.

Offering Service Fee

When an entity under management closes escrow on the sale of membership interest, the Company recognizes an offering service fee, which is based on 2% of the total gross amount of capital raised.

Financing & Holding Fee

When an entity under management closes escrow on the sale of membership interest, the Company recognizes a financing & holding fee, which is based on the purchase price of the property multiplied by an estimated financing cost rate of 1.75%.

Loan Origination Fee

The Company issues notes receivable to affiliated entities and earns a one-time origination fee equal to 2.5% of the loan amount. Under U.S. GAAP, loan origination fees are typically deferred and recognized as revenue over the term of the loan using the effective interest method.

For the year ended December 31, 2023, the Company recognized loan origination fees as other income in the period in which the related notes were issued. This treatment was applied because the amounts were deemed immaterial to the consolidated financial statements. The Company evaluates the materiality of origination fees annually to determine the appropriate recognition method based on the specific facts and circumstances.

Sourcing Fee for Purchase of Properties – Arrived Fund Manager, LLC

When an Arrived SFR Genesis, LLC purchases a property, Arrived Fund Manager, LLC, the Company's wholly owned subsidiary, recognizes a sourcing fee, which is based on 3.5% percentage of the total purchase price of the property.

Reimbursement of Expenses – Arrived Fund Manager, LLC

The Company's wholly owned subsidiary is reimbursed for out-of-pocket expenditures for management of properties and offering expenses on behalf of Arrived SFR Genesis Fund, LLC.

Asset Management Fee

The Company earns an annual asset management fee from each affiliated entity under contract. The asset management fee is an on-going fee related to the management of the assets. The asset management fee is calculated as follows:

> Arrived Homes, LLC and its Series: Prior to July 6, 2022, the Company charged annual asset management fee of 1% of the total amount of equity raised per Series; subsequent to July 6, 2022, the Company charges 0.6% of the purchase price of each Series' property. The asset management fee is earned and invoiced on a monthly basis.
>
> Arrived Homes 3, LLC and its Series: The Company recognizes 0.6% of the purchase price of each Series' property, which is earned and invoiced on a monthly basis.
>
> Arrived STR, LLC and its Series: The Company recognized 5% of the gross revenues of each Series, earned and invoiced monthly.
>
> Arrived STR 2, LLC and its Series: The Company recognized 5% of the gross revenues of each Series, invoiced and recognized on a monthly basis. The fee is calculated off the monthly gross revenue of each Series to ensure a more accurate and timely reflection of the Series' financial position and performance.
>
> Arrived SFR Genesis Fund, LLC: 1.0% of the net offering proceeds, and, then 1% of Arrived SFR Genesis Fund, LLC's net asset value ("NAV"), which is invoiced and the revenue recognized on a monthly basis as deemed earned.

Property Management Fee

To the extent that a property manager is paid a fee less than the eight percent (8%) charged to each entity under contract, the Company recognizes the difference as property management fee revenue.

The Company appoints Arrived Property Manager, LLC or a third-party property management company to serve as property manager of the properties of affiliated entities pursuant to a property management agreement. The affiliated entities are charged a property management fee of 8% on a monthly basis. To the extent that a property management company charges the Company a property management fee less than 8%, the Company recognizes the difference as property management fee revenue.

As compensation for the services provided by Arrived Property Manager, LLC, each affiliated entity under contract is charged a property management fee equal to twenty percent (20%) of all rents and fees collected by each affiliated entity on a monthly basis.

Property Disposition Fee

At the time that an entity under management sells their property, the Company charges that entity a property disposition fee of between 6%-7% of the property's sales price. Actual disposition fees, which cover property sale expenses such as brokerage commissions, and title, escrow and closing costs, are determined by local customary real estate market practices and applicable laws.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses may include payroll liabilities at year end, accrued interest on notes payable, and other open payables as of year-end.

Deposits

Deposits classified as assets represent deposits paid or incurred by the Company. These include security deposits paid for the Company's wholly-owned Series, earnest money deposits on properties, as well as other deposits related to professional service retainers. Tenant deposit liabilities represent security deposits received from tenants.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company's property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-15 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell. No impairment losses were recognized for the years ended December 31, 2023, and 2022.

Indefinite Life Intangible Assets

The Company recognizes intangible assets with indefinite lives, including domain names, which are not amortized but are subject to annual impairment testing. The impairment test compares the fair value of each indefinite life intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized.

Fair value determinations are based on valuation techniques appropriate to the nature of the assets and may involve significant judgments and estimates. The Company reevaluates the indefinite life classification of these assets annually. No impairment losses were recognized for the years ended December 31, 2023, and 2022.

Comprehensive Income (Loss)

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Loss Per Share

The Company follows FASB ASC 260 when reporting earnings (loss) per share resulting in the presentation of basic and diluted earnings (loss) per share. Because the Company reported a net loss for each of the years ended December 31, 2023, and 2022, common stock equivalents, including preferred stock, stock options, and warrants were anti-dilutive; therefore, the amounts that would be reported for basic and diluted loss per share would be the same. Since the Company is a private company, loss per share is not presented.

Organizational Costs

In accordance with FASB ASC 720, *Organizational Costs*, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The company has elected to be taxed as a C corporation.

The company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company entirely assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Stock-Based Compensation

The Company measures stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in

calculating the fair value of stock- based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Leases

Lease payments for leases with a term of 12 months or less are expensed on a straight-line basis over the term of the lease with no lease asset or liability recognized.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, Leases ("Topic 842"). The amendments in this Update specify the accounting for leases. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. The amendments in this Update, which were originally extended by ASU No. 2019-10 and further extended by ASU No. 2020-05, are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard effective January 1, 2022, using a modified retrospective approach. The Company also elected the package of practical expedients permitted under the transition guidance within the new standard. The Company does not currently have any long-term leases.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses ("Topic 326"), Measurement of Credit Losses on Financial Instruments. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update were extended by ASU No. 2019-10 and are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2023. The Company adopted this new guidance effective January 1, 2023, utilizing the modified retrospective transition method. The adoption of this standard did not have a material impact on the Company's consolidated financial statements, but did change how the allowance for credit losses is determined.

Recently Issued Accounting Pronouncements Not Yet Adopted

As of December 31, 2023, there are no recently issued accounting standards not yet adopted which would have a material effect on the Company's consolidated financial statements.

NOTE 3 – OTHER ASSETS

On October 13, 2022, the Company entered into an agreement to purchase the domain name arrived.com, all related trademark and intellectual property rights and all internet traffic to the domain name. The total purchase price was $238,794, consisting of an upfront payment of $25,000, and the issuance of 13,509 shares of the Company's common stock with a fair value of $38,906 and note payable due to the seller in the amount of $174,886 (Note 11).

NOTE 4: NOTES RECEIVABLE – RELATED PARTIES

During the year ended December 31, 2022, the Company issued interest-only, assignable promissory notes totaling $3,867,620 to certain entities under common management. The notes require monthly interest-only payments at rates ranging from 5.95% to 6.99%, mature in five years, and are secured by mortgage and security agreements. The borrower may extend the maturity date for two additional six-month periods. Upon execution of each promissory note, the Company receives a one-time origination fee of 2.5% of the loan amount. The origination fees of $96,690 are deferred and recognized as interest income over the term of the notes using the effective interest method; however, since the total amount of the fees was not material, the Company recognized the entire $11,550 and $96,690 as other income for the year ended December 31, 2023, and 2022. Interest income recognized for the years ended December 31, 2023, and 2022, was $274,104 and $35,800.

NOTE 5: INVESTMENTS IN RELATED PARTIES

The Company invested in entities under management and other affiliated entities, which were accounted for under the cost method. The Company's investment is carried at historical cost unless an impairment is identified. The Company performs impairment testing of these investments at least annually or more frequently if events or changes in circumstances indicates the carrying value may not be recoverable. As of December 31, 2023, and 2022, the Company determined that these investments were unrecoverable and wrote off the entirety of the investments, recognizing impairment expenses of $212,933 and $473,052, respectively.

NOTE 6: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following as of December 31, 2023, and 2022:

	December 31, 2023		December 31, 2022	
Land	$	828,214	$	1,920,434
Building		2,492,312		5,792,063
Property improvements		240,317		127,275
		3,560,843		7,839,772
Less: accumulated depreciation		(70,082)		(28,138)
Property and equipment, net	**$**	**3,490,761**	**$**	**7,811,634**

Depreciation expense was $48,475 and $28,138 for the year ended December 31, 2023 and 2022.

NOTE 7: DEPOSITS

As of December 31, 2023, and 2022, deposits consist of security deposits for the Company's wholly-owned Series of $8,830 and $5,103, property earnest money deposits of $138,871 and $233,507, legal retainers of $20,000 and $10,000 and other deposits of $24,000, and $ -.

NOTE 8: RELATED PARTY TRANSACTIONS

Interest Payments/Repayment of Advances and Loans

The Company makes advances and loans to entities under management and other affiliated entities and receives repayments of advances and loans and interest payments from entities under management and other affiliated entities. The amounts are due on demand interest free and without collateral.

Due from (to) Related Party

The Company enters into various transactions with entities under management and other affiliated entities in the normal course of operating and financing activities. The due from (to) related party balances are interest free with no formal repayment terms.

NOTE 9: MORTGAGE PAYABLES, NET

The wholly-owned Series have mortgages with Certain Lending and the Company. The following is a summary of the mortgages by each wholly owned Series as of December 31, 2023:

Series Name	Mortgage Principal	Unamortized discount	Terms (years)	Interest Only Period (years)	Interest Rate
Arrived Series Glo, a Series of Arrived Duo LLC	150,821	1,842	30	7	3.88%
Arrived GA Byers, LLC	375,000	-	6 Months	1	12%
Arrived AZ BeatBox, LLC	512,474	-	1	1	10.75%
	$1,038,295	**$ 1,842**			

The wholly-owned Series have mortgages with Certain Lending and the Company. The following is a summary of the mortgages by each wholly owned Series as of December 31, 2022:

Series Name	Mortgage Principal	Unamortized discount	Terms (years)	Interest Only Period (years)	Interest Rate
Arrived Series Glo, a Series of Arrived Duo LLC	$ 152,600	$ 1,842	30	7	3.875%
Arrived Homes Series Brennan , a series of Arrived Homes,LLC	157,500	3,813	30	7	5.625%
Arrived Homes Series Lurleen , a series of Arrived Homes,LLC	110,000	3,300	30	5	6.990%
Arrived Series Regal , a series of Arrived STR,LLC	475,000	14,250	30	5	6.990%
Arrived Homes Series Regency , a series of Arrived Homes,LLC	137,500	4,125	30	5	6.990%
	$1,032,600	**$ 27,330**			

The mortgages are secured by each Series' property.

Loan fees incurred in connection with the mortgages were capitalized as a debt discount and are being amortized to interest expense over the life of the loans. For the years ended December 31, 2023, and 2022, the wholly owned Series recorded amortization of loan fees of $63 and $108 and interest expense of $39,558 and $12,084. As of December 31, 2023, and 2022, the wholly owned Series' mortgage payable, net of unamortized loan fees was $1,038,295 and $1,005,270.

NOTE 10: NOTE PAYABLE, NET

During 2023, Arrived Holdings, Inc. entered into various promissory note agreements with seven private lenders, securing a cumulative borrowing capacity of $11,150,000 with interest rates of 7.5% for six promissory notes and 15% for one revolving line of credit, intended to finance property acquisitions for entities under management. These loans are secured by collateral or membership interests in managed entities. A one-time loan origination fee of $6,000 was paid to a specific lender on May 2, 2023, which was recorded as an unamortized loan fee. As of December 31, 2023, the outstanding principal balance across these notes totaled $11,150,000, with accrued interest payable of $118,125. Total interest expense for the year ended December 31, 2023, was $814,783.

The repayment terms are less than one year, with maturity ranges between January 1, 2024, through July 31, 2024.

NOTE 11: NOTE PAYABLE, DOMAIN

As consideration toward the purchase of domain name (Note 3), the Company entered into a zero interest note payable with a face value of $225,000. The note is payable over 60 months at $3,750 per month. Due to the absence of a stated interest rate, in accordance with FASB ASC 835-30, the Company calculated the present value of the note payable at issuance using the imputed interest rate of 8%, resulting in a discounted amount of $174,886. The difference between the face amount of the note ($225,000) and its present value ($174,886) represents a discount on the note payable of $50,114. The Company is amortizing this discount over the life of the note using the effective interest rate method, which results in an increasing amount of interest expense over the note's term. The amortization of the debt discount, reflected as interest expense, for the years ended December 31, 2023, and 2022, was $8,653 and $2,309 respectively.

The future annual principal payments are as follows:

Year ended December 31:	
2024	$35,308
2025	41,565
2026	41,689
2027	18,536
	$ 137,098

NOTE 12: LINE OF CREDIT

The Company had the following Line of Credit during the year ended December 31, 2022:

On March 5, 2020, Arrived Holdings, Inc. entered into a Line of credit Agreement with Groundfloor Finance for up to $1,000,000. During the year ended December 31, 2021, the Company borrowed $1,000,000 under this line of credit at 9%, secured by properties owned by subsidiaries of the Company. The outstanding balance as of December 31, 2021, was $1,051,410 The loan was paid off in full in 2022. Interest expense for the years ended December 31, 2022, and 2021 was $ - and $51,410.

On December 17, 2021, Arrived Holdings, Inc. entered into a revolving line of credit agreement with Alco Investment Company for up to $5,000,000 at a rate of 12% for the purpose of financing the purchase of properties for entities under management, secured by the membership interest in the entities under management. The outstanding balance as of December 31, 2021, was $ 1,051,410. The maximum drawn amount was $1,054,694 before it was paid off in full in June 2022 along with an early termination penalty of $80,448. Interest expenses for the years ended December 31, 2023, and 2022 were $ - and $21,861.

NOTE 13: STOCKHOLDERS' EQUITY

Convertible Preferred Stock

On June 3, 2021, the Company filed with the Delaware Secretary of State an Amendment to the Certificate of Incorporation which, among other things, designated the rights, preferences, and privileges of the Series Seed Preferred Stock.

The Preferred Stock is entitled to a dividend at the rate of 8% (non-cumulative) of the Original Issue Price only as and if declared by the Board of Directors. Each share of Preferred Stock is convertible, at the option of the holder, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion. The "Conversion Price" shall initially be equal to the Original Issue Price for such series of the preferred stock. Each such Conversion Price, and the rate at which shares of a series of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustments.

On March 17, 2022, the Company filed with the Delaware Secretary of State an Amendment to the Certificate of Incorporation which, among other things, increased the number of authorized shares of Company's Common Stock by 1,900,000 for a total number of authorized shares of 8,900,000, increased the number of authorized shares of the Company's Preferred Stock by 1,688,687 for a total number of authorized shares of 3,695,325, designated 1,688,687 shares of Preferred Stock as Series A Preferred Stock, increased the maximum number of shares of Common Stock that may be issued under the 2019 Stock Plan by 389,315 for a total number of shares that may be issued of 1,072,599. In March 2022, The Company sold 1,688,687 shares of Series A Preferred Stock with an Original Issue Price of $14.8044 for proceeds of $24,999,820.

Common Stock

The Company has 8,900,000 authorized shares of Common Stock with a par value of $0.00001 per share.

2019 Stock Plan

During 2019, the Board of Directors adopted the 2019 Stock Plan which was approved by stockholders. Under the 2019 Stock Plan, the Company is authorized to grant awards of stock options, restricted stock, restricted stock units and other stock-based awards of up to an aggregate of 682,684 shares of common stock to any officer, employee, director or consultant. On March 17, 2022, the maximum number of shares that may be issued was increased to 1,072,599. The 2019 Stock Plan is intended to permit stock options granted to employees to qualify as Incentive Stock Options. All options granted under the 2019 Stock Plan, which are not intended to qualify as Incentive Stock Options, are deemed to be Non-Statutory Stock Options.

The 2019 Stock Plan is administered by the Board of Directors, which determines the persons to whom awards will be granted, the number of awards to be granted, and the specific terms of each grant, including the vesting thereof.

In connection with Incentive Stock Options, the exercise price of each option may not be less than 100% of the fair market value of the common stock on the date of the grant (or 110% of the fair market value in the case of a grantee holding more than 10% of the outstanding stock of the Company).

During 2022, the Company issued for services 115,455 shares of Common Stock with a fair value of $332,510. The shares vest immediately, and the Company recognized $332,510 of expense.

The Company recognized compensation expense associated with Common Stock issued for services of $22,569 and $355,079 for the years ended December 31, 2023, and 2022. As of December 31, 2023, there was $17,103 of unrecognized compensation costs related to these Common Stock issuances.

During 2022, the Company granted options to various employees to purchase an aggregate of 198,944 shares of its Common Stock with a fair value of $291,000. Stock options to purchase 16,930 shares have an exercise price of $0.74 per share and stock options to purchase 182,014 shares have an exercise price of $2.88, all of the stock options either vest monthly over 48 months or vest 25% on the first-year anniversary of the grant and then monthly over 48 months and expire ten years from the date of issuance. The Company used the Black Scholes valuation method to determine the fair value of the options assuming the following: implied volatility of 70%, which was estimated based on the volatility of other public companies that are in closely related industries, a risk-free interest rate of 2.70% and an estimate of expected term of 7.5 years, which was calculated using the simplified method. The fair value of the options is expensed pro rata over the vesting terms.

During 2023, the Company granted options to various employees to purchase an aggregate of 81,758 shares of its Common Stock with a fair value of $160,246. The stock options have exercise prices of $2.88 and $2.81 per share, all of the stock options either vest monthly over 48 months or vest 25% on the first-year anniversary of the grant and then monthly over 48 months and expire ten years from the date of issuance. The Company used the Black Scholes valuation method to determine the fair value of the options assuming the following: implied volatility of 70%, which was estimated based on the volatility of other public companies that are in closely related industries, a risk-free interest rate of 2.70% and an estimate of expected term of 7.5 years, which was calculated using the simplified method. The fair value of the options is expensed pro rata over the vesting terms.

The Company recognized compensation expense associated with the stock option issuances of $97,131 and $46,719 for the years ended December 31, 2023, and 2022. As of December 31, 2023, there was $276,884 of unrecognized compensation costs related to these stock option issuances.

During 2023, options to purchase 9,747 shares of the Company's Common stock were exercised for proceeds of $17,864.

NOTE 14: REVENUE

The Company's revenue for years ended December 31, 2023, and 2022 consists of the following:

		2023		2022
Commission & Broker Rebate	$	766,229	$	1,316,896
Sourcing Fee		2,220,863		3,287,290
Offering Service Fee		1,348,308		1,099,936
Financing & Holding Fee		1,203,290		411,330
Asset Management Fee		580,456		241,487
Property Management Fee		166,753		33,106
Property Management Fee Income: Vacation Rentals		20,736		-
Project Management Fee Income		40,000		-
Rental Income		92,009		40,660
Total	**$**	**6,438,644**	**$**	**6,430,705**

NOTE 15: INCOME TAXES

Income tax expense was $- for the years ended December 31, 2023, and 2022 due to net losses for those years. There is no income tax benefit for the losses for the years ended December 31, 2023, and 2022, since management has determined that the realization of the net tax deferred asset is not assured and has created a valuation allowance for the entire amount of such benefits.

The Company's deferred tax assets are primarily attributable to net operating loss carryforwards and research & development costs capitalized for tax purposes. As of December 31, 2023, Arrived Holding Inc has a net operating loss ("NOL") for federal income tax purposes of approximately $11,000,000, which may be used to offset future taxable income. The federal NOL can be carried forward indefinitely but is subject to an 80% taxable income limitation for the year in which the NOL is used. Since management has determined that the realization of the net tax deferred assets is not assured, a valuation allowance for the entire amount of such benefits has been recorded. Any state NOLs are immaterial.

As of January 1, 2022, the Company had no unrecognized tax benefits, and accordingly, the Company did not recognize interest or penalties during 2023 related to unrecognized tax benefits. There has been no change in unrecognized tax benefits during the year ended December 31, 2023, and there was no accrual for uncertain tax positions as of December 31, 2023. Tax years from 2019 through 2023 remain subject to examination by major tax jurisdictions.

NOTE 16: SUBSEQUENT EVENTS

On April 26, 2024, the Company received notice from First Republic Bank of its transition to the JPM Chase platform, which was completed on May 26, 2024. In conjunction with this transition, the Company transferred funds from all existing bank accounts with First Republic Bank to Wells Fargo Bank, which was completed in August 2024.

All accounts execute an interest sweep from Wells Fargo Bank to Arrived Holdings, with the exceptions of Arrived Short Term Notes, Arrived SFR Genesis, Arrived Debt Fund, and Arrived Property Manager accounts. The rationale for these exceptions is that these accounts generate higher monthly interest income due to their average monthly balances. All bank fees for each series bank account are paid by the Manager, with the interest income sweeps from each series bank account serving to offset these expenses.

Between January 1, 2024, and November 25, 2024, the Company paid off all seven lines of credit, making total principal payments of $11,150,000 and total interest payments of $248,163.

Between January 1, 2024, and November 25, 2024, Arrived Short Term Notes, LLC had an aggregate outstanding note payable of $20,832,000 in short-term notes with various terms ranging from 6 to 12 months and interest rates between 6.5% and 7.5%. As of November 25, 2024, Arrived Short Term Notes, LLC had outstanding notes receivable totaling $11,428,101, with various terms not exceeding 18 months and an interest rate of 7.5%.

Between May 28, 2024, and November 25, 2024, Arrived Debt Fund, LLC sold 2,023,928 common shares at $10 per share raising gross proceeds of $20,239,280. Total offering costs incurred in connection with these sales amounted to $354,187, resulting in net proceeds of $19,885,093. As of November 25, 2024, Arrived Debt Fund, LLC has in the aggregate total notes receivable balances of $18,886,071 with various terms not exceeding 12 months, and interest rates ranging between 9% to 12%.

Arrived Homes 4, LLC, a Delaware limited liability company, was formed on July 28, 2023, and is managed by the Company. Arrived Homes 4, LLC was established to facilitate public investment in individual single-family rental homes, each held by a distinct property-owning subsidiary organized under a separate series of limited liability interests (each, a "Series") established by the Company. As of November 25, 2024, 27 properties have been acquired, with a total acquisition purchase price of $8,889,007.

Arrived Homes 5, LLC, a Delaware limited liability company was formed on July 12, 2024 and is managed by Arrived Fund Manager, LLC. Arrived Homes 5, LLC was formed to facilitate public investment in individual single-family rental homes, each held by a distinct property-owning subsidiary owned by a separate series of limited liability interests, or “Series,” established by the Company. As of November 25, 2024, 2 properties have been acquired, with a total acquisition purchase price of $643,000.

During the period January 1, 2024 through November 25, 2024, the Company granted options to various employees to purchase an aggregate of 84,850 shares of its Common Stock with a fair value of $335,271. The stock options have exercise prices of $2.81 and $3.28 per share, all of the stock options either vest monthly over 48 months or vest 25% on the first-year anniversary of the grant and then monthly over 48 months and expire ten years from the date of issuance. The Company used the Black Scholes valuation method to determine the fair value of the options assuming the following: implied volatility of 70%, which was estimated based on the volatility of other public companies that are in closely related industries, a risk-free interest rate of 3.87% or 4.2% and an estimate of expected term of 7.5 years, which was calculated using the simplified method. The fair value of the options will be expensed pro rata over the vesting terms.

On March 26, 2024, the Company sold 337,737 shares of Series A Preferred Stock, generating gross proceeds of $5,000,000. Total fees incurred in connection with the sale amounted to $62,585, resulting in net proceeds of $4,937,416.

On May 24, 2024, the Company sold 83,421 shares of Series A Preferred Stock for net proceeds of $1,234,998. On June 5, 2024, the Company sold an additional 73,924 shares of Series A Preferred Stoc for net proceeds of $1,094,401. Total fees incurred in connection with these sales were $89,273.

On August 19, 2024, the Company confirmed that it no longer plans to offer for sale the membership units of its wholly owned subsidiary, Arrived Homes II and its series, Original, Kirkwall, and Miller. The Company intends to list the Original and Kirkwall properties for sale in November 2024, and sell the Miller property to Arrived SFR Genesis Fund, LLC in December 2024.